

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2023

Jaymes Winters
Chief Executive Officer
Nubia Brand International Corp.
13355 Noel Rd, Suite 1100
Dallas, TX 75240

> **Re: Nubia Brand International Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 12, 2023**
> **File No. 001-41323**

Dear Jaymes Winters:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2023, letter.

Preliminary Proxy Statement on Schedule 14A, filed May 12, 2023

General

1. We note references to "HBC shareholders" throughout, although you also disclose that G3 is the parent of HBC and will be the 81% owner of the post-combination company. Please define the term "HBC shareholders" to identify which party or parties this refers to. Clearly state if G3 is currently, and will be following the business combination, the sole "HBC shareholder."

2. We note your response to prior comment 1 and reissue it. Please provide your analysis why the proposed issuance of your common stock as consideration for the business combination does not require registration under the Securities Act of 1933. State any exemption relied upon for the issuance of merger stock to G3 (and any other HBC

shareholder). Tell us whether G3 has any plans, arrangements, or understandings with respect to the common stock, including to distribute the shares to beneficial owners, and if so, state the exemption.

3. Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with your initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the SPAC initial public offering.

4. Please revise your disclosure to reflect the special shareholder meeting being called to extend the deadline of the business combination to December 15, 2023. Include, without limitation, the percentage of redeeming shareholders, changes in extension deposits, and effects on the trust account.

5. Your revisions in response to prior comment 2 refer to holdback shares. Please revise disclosure related to the merger consideration to describe the holdback shares, for example on page 3. Additionally revise disclosure relating to ownership of the post-combination company to explain how these shares are taken into account, for example on page 9.

6. We note your response to prior comment 5 and reissue it in part. Please file with your proxy statement the registration rights agreement referenced on pages 54 and 195, and the lock-up letter agreement dated March 22, 2022, and referenced on page 194.

Summary of the Proxy Statement
Controlled Company, page 2

7. Your revisions in response to prior comment 3 state, "It is not our intention to elect not to comply with all of these corporate governance requirements after the Closing . . . . " Please further revise to clearly disclose whether you intend to rely upon the controlled company exemptions. Additionally revise cross-references for consistency with the risk factor caption.

Impact of the Business Combination on the Combined Company's Public Float, page 9

8. We note that you have revised to include a table which "illustrates the varying ownership levels in the Combined Company immediately following the consummation of the Transactions based on the assumptions above." In this regard, we note that the table includes the earnout shares that may be issued to the HBC shareholders in future periods based on certain trading prices of the common stock. In light of the fact that none of these earnout scenarios can be issued immediately at the time of the business combination, please revise your table accordingly.

Risk Factors

We may require additional capital to support business growth...., page 35

9. We note your response to prior comment 22. Please further revise to update the reference to June 30, 2023, clarify the meaning of "into 2024," and to reflect the effect of redemptions in connection with the shareholder meeting for the extension proposal. Clearly state if additional funding will be required by the combined company, revising disclosure throughout that indicates funding "may" be required. In an appropriate location, describe more specifically anticipated funding requirements in relation to the combined company's business plans, explaining underlying assumptions. In this regard, we note disclosure on page 155 that indicates Honeycomb's existing funding is sufficient for Sample A; please describe funding requirements in relation to the other items within the table.

The amended and restated bylaws that will be effective...., page 58

10. Despite your response to prior comment 28, the exclusive forum provisions contained in Article XI of the Second Amended Certificate of Incorporation and Section 9.16 of the Amended Bylaws do not appear to be fully consistent with the disclosure or with each other; please reconcile.

Proposal No. 1--The Business Combination Proposal

Background of the Transactions

Honeycomb's Financial Projections, page 87

11. We note the statements that, "The projected financials . . . are the responsibility of Honeycomb's management" and "[N]one of Nubia, Honeycomb or any of their independent auditors express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections." These statements appears to imply a disclaimer of responsibility for this information. Please either revise to remove such implication or specifically state that you are liable for all information in the proxy statement.

U.S. Material Federal Income Tax Consequences

Material U.S. Federal Income Tax Consequences of the Merger, page 108

12. We note your response to prior comment 37. Please revise to disclose the expected tax treatment of the restructuring and merger rather than stating it "is not certain" and "might qualify" as a tax-free reorganization. In describing the conditions for tax-free treatment, address whether the restructuring and merger is expected to satisfy these conditions, together with associated uncertainties, based on your specific facts and circumstances.

Other Information Related to Nubia, page 128

13.   Your revisions in response to prior comment 40 indicate that the purpose of share purchase agreements could be to "reduce the number of public warrants outstanding and/or increase the likelihood of approval on any matters submitted to the public warrant holders for approval in connection with the Transactions" or "satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of the Transactions." Please revise your disclosure to clarify whether purchases of public warrants in addition to shares may be made, and to describe the purpose of such purchases since it does not appear any matters are being submitted for public warrant holder approval. Additionally revise to reflect whether your closing conditions include a minimum net worth or cash requirement.

Information About Honeycomb, page 141

14.   We note your response to prior comment 41 and reissue it in part. Please revise to specifically describe the additional extensive safety testing required <u>prior to</u> Honeycomb's technology being installed in electric vehicles, as referenced elsewhere (*e.g.*, pages 26 and 29). Describe the preliminary and additional testing that has been or is expected to be conducted in relation to each product, including timing. Clarify whether such testing will be conducted by Honeycomb or by EV manufacturers incorporating Honeycomb's technology, in light of disclosure on page 160.

Unaudited Pro Forma Condensed Combined Financial Information, page 169

15.   We note that you currently present a minimum and maximum redemption scenario in your pro forma financial statements in which the maximum scenario results in negative cash, which has been reclassified in Note J. We also note your disclosure on page 117 which indicates that the existing organizational documents limit Nubia's ability to consummate a business combination, or to redeem Class A Common in connection with a business combination, if it would cause Nubia to have less than $5,000,001 in net tangible assets. We also note that you have included Proposal 3, in which you are seeking shareholder approval to modify the current charter provision that requires net tangible assets to exceed $5 million upon the consummation of a Business Combination. Please revise your pro forma disclosure to transparently indicate, if true, that the maximum redemption scenario presented is premised on Proposal 3 passing. Please also revise to include a scenario depicting the maximum number (and dollar amount) of Nubia common stock redemptions that could occur for the HBC acquisition to close even if Proposal 3 is not approved.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 3(J), page 173

16.   We note that you have revised to include an adjustment (J) which reclassifies the negative cash that may result from the redemptions, to APIC. Please revise to reflect this amount as a current liability and to more fully explain the nature of the $6.3 million pro forma

adjustment, including the potential cash shortfall and the need for additional funding. Additionally, please expand the question and answer on page v to discuss the potential cash shortfall in the maximum redemption scenario.

Beneficial Ownership of Securities, page 192

17. We note your response to prior comment 4. Please further revise to disclose the beneficial ownership of G3, identifying the natural persons who have voting and dispositive control of the shares, and the total number of beneficial owners.

Certain Relationships and Related Party Transactions, page 193

18. We note your revisions in response to prior comment 55. Please update information as of the most recent practicable date. Ensure consistency with disclosure elsewhere regarding the interests of the sponsor and its affiliates in the business combination.

Notes to the Audited Financial Statements
Note 7. Stockholders Equity (Deficit), page F-18

19. We note your disclosure in Note 7 to the audited financial statements of Nubia indicates that The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Initial Public Offering. However, we note from your disclosure on page xi that there appear to be differences in exercise provisions. In this regard we note your disclosure on page xi that the Public Warrants are identical to the Private Placement Warrants in material terms and provisions, except that the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the Closing (except in limited circumstances), will not be redeemable by Nubia so long as they are held by the Initial Stockholders, including any of their permitted transferees, and may be exercised by the holders on a cashless basis. If the Private Placement Warrants are held by holders other than the Initial Stockholders, including any of their permitted transferees, they will be redeemable by Nubia and exercisable by the holders on the same basis as the Public Warrants. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the Private Warrants as equity. As part of your analysis, please specifically address the cashless exercise provisions disclosed on page xi and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. If so, tell us how you concluded that such a provision would not preclude the private placement warrants from being indexed to the entity's stock based on the guidance in ASC 815-40.

You may contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alex Weniger-Araujo